

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 16, 2008

Marc P. Lefar, Chief Executive Officer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

> **Re:**   **Vonage Holdings Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 7, 2008**
> **File No. 001-32887**

Dear Mr. Lefar:

     We have completed our review of your proxy statement and have no further comments at this time.

     Sincerely,

     /s/ Celeste M. Murphy
     Legal Branch Chief

cc: Damien Grierson
      Shearman & Sterling LLP
      Via facsimile: (646) 848-4468